# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viking Holdings Ltd, CIK 0001745201
CUSIP: G93A5A101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 5700 CANOGA AVENUE, SUITE 200, WOODLAND HILLS, California (CA), 91367
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001592643

## Reporting persons
- Select Equity Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,279,911; sole dispositive power 0; shared dispositive power 17,279,911; aggregate amount beneficially owned 17,279,911 (5.7% of the class)
  Comment: Beneficial ownership based on 303,832,404 shares of ordinary shares outstanding as of September 30, 2024, as reported on the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 19, 2024.
- George S. Loening: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 17,279,911; sole dispositive power 0; shared dispositive power 17,279,911; aggregate amount beneficially owned 17,279,911 (5.7% of the class)
  Comment: Beneficial ownership based on 303,832,404 shares of ordinary shares outstanding as of September 30, 2024, as reported on the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 19, 2024.

## Item 1. Issuer
Name of issuer: Viking Holdings Ltd
Address of issuer's principal executive offices: 94 Pitts Bay Road, Pembroke, D0, HM08

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by Select Equity Group, L.P., a Delaware limited partnership ("Select LP"), and George S. Loening ("Loening"), who is the majority owner of Select LP and managing member of its general partner. Select LP and Loening are sometimes collectively referred to herein as the "Select Reporting Persons."
Address of principal business office or, if none, residence: The business address of each of Select LP and Loening is 380 Lafayette Street, New York, New York 10003.
Citizenship: George S. Loening is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Select Equity Group, L.P. - 17,279,911
(ii) George S. Loening - 17,279,911
Percent of class:
(i) Select Equity Group, L.P. - 5.69%
(ii) George S. Loening - 5.69%
Sole power to vote or to direct the vote:
(i) Select Equity Group, L.P. - 0
(ii) George S. Loening - 0
Shared power to vote or to direct the vote:
(i) Select Equity Group, L.P. - 17,279,911
(ii) George S. Loening - 17,279,911
Sole power to dispose or to direct the disposition:
(i) Select Equity Group, L.P. - 0
(ii) George S. Loening - 0
Shared power to dispose or to direct the disposition:
(i) Select Equity Group, L.P. - 17,279,911
(ii) George S. Loening - 17,279,911

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1

The identity and the Item 3 classification of the relevant subsidiary are: Select Equity Group, L.P., which is an Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

EXHIBIT 99.2

AGREEMENT OF REPORTING PERSONS

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that such person or entity knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Select Equity Group, L.P.

Signature: By: Select Equity GP, LLC, its General Partner, By: /s/ George S. Loening
Name/Title: George S. Loening, Managing Member
Date: 02/14/2025

George S. Loening

Signature: /s/ George S. Loening
Name/Title: George S. Loening, an individual
Date: 02/14/2025

## Signatures
- Select Equity Group, L.P.: By: Select Equity GP, LLC, its General Partner, By: /s/ George S. Loening, George S. Loening, Managing Member (02/14/2025)
- George S. Loening: /s/ George S. Loening, George S. Loening, an individual (02/14/2025)